Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
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Zarlink Receives US$6.0 Million in Final Payments from X-FAB

OTTAWA, CANADA, April 1, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has received final payments totaling US$6.0 million from X-FAB Semiconductor Foundries AG of Erfurt, Germany, on a note receivable. The first installment payment of US$4.0 million was received on March 24, 2005, and will be recorded in the Company's fourth quarter ended March 25, 2005, resulting in a net gain of US$0.03 cents per share. The second installment of US$2.0 million will be recorded in the Company's first quarter Fiscal 2006 results.

      On March 28, 2002, the Company sold its wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies control by X-FAB for US$30.0 million, represented by US$12.0 million cash on closing and a note of US$18.0 million repayable over three years. The US$6.0 million installments announced today represent the final payments on the note.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, consumer and ultra low-power communications, and high-performance analog. For more information, visit www.zarlink.com.

      Shareholders and other individuals wishing to receive, free of charge, copies of the Annual and Quarterly Reports - including the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission and Regulatory Authorities - should visit the Company's web site at www.zarlink.com or contact investor relations.

      Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to ensure continuity of supply from outside fabrication services; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; exposure to currency exchange rate fluctuations; the ability of the Company to attract and retain key employees; demographic changes and other factors referenced in the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2004 and Form 10-Q for the quarter ended December 24, 2004. Investors are encouraged to consider the risks detailed in those filings.

                                     - 30 -

For further information:

Michael Salter                              Mike McGinn
Corporate Communications                    Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com